MONMOUTH REAL ESTATE INVESTMENT CORPORATION AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DISTRIBUTIONS

	Fiscal Years Ended September 30,
	2015		2014		2013		2012		2011
Earnings before Fixed Charges:
Net Income from Continuing Operations	$20,584,573		$19,845,294		$21,103,686		$18,699,765		$15,263,380
Interest Expense	18,558,150		16,104,678		14,956,954		15,352,499		14,870,906
Amortization of Financing Costs	1,286,016		725,745		647,112		630,969		457,279
Total Earnings before Fixed Charges	$40,428,739		$36,675,717		$36,707,752		$34,683,233		$30,591,565

Fixed Charges & Preferred Stock Dividends:
Interest Expense	$18,558,150		$16,104,678		$14,956,954		$15,352,499		$14,870,906
Amortization of Financing Costs	1,286,016		725,745		647,112		630,969		457,279
Preferred Dividends	8,607,032		8,607,032		8,607,032		5,513,126		4,079,219
Total Fixed Charges & Preferred Share Dividends	$28,451,198		$25,437,455		$24,211,098		$21,496,594		$19,407,404

Fixed Charge Coverage Ratio	1.4	x	1.4	x	1.5	x	1.6	x	1.6	x